ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Christopher Labosky T +1 617 235 4732 F +1 617 235 9475 christopher.labosky@ropesgray.com

April 26, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Alison White

Re:          Post-Effective Amendment Number 39 to the Registration Statement of Baillie Gifford Funds (File Nos. 811-10145 and 333-200831) on Form N-1A filed on February 28, 2019

Dear Ms. White:

I am writing on behalf of Baillie Gifford Funds (the “Trust”) to respond to supplemental comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission,” or, the “SEC”) on the Fund’s Post-Effective Amendment No. 39 (the “485(a) Amendment”) to the Fund’s Registration Statement on Form N-1A. On April 23, 2019, the Trust made a correspondence filing with the SEC, responding to comments from the Staff on the 485(a) Amendment and, in connection with that filing, provided the Staff, by electronic mail, with a draft of the completed fee tables and expense examples the Trust intends to include in Post-Effective Amendment No. 40 (the “485(b) Amendment”) to the Trust’s Registration Statement, which is expected to be filed effective April 30, 2019, pursuant to Rule 485(b) under the Securities Act

On April 24, 2019, the Staff provided supplemental comments on the draft fee tables and expense examples to Christopher Labosky of Ropes & Gray LLP. This letter responds to those supplemental comments. For convenience of reference, each comment is summarized before the Trust’s corresponding response. These responses will be reflected, to the extent applicable, in the 485(b) Amendment to the Trust’s Registration Statement. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

April 26, 2019

1.             Comment: Please explain why the Other Expenses shown in the fee tables for The Asia Ex Japan Fund, The Global Select Equity Fund, The International Smaller Companies Fund, The Positive Change Fund and The U.S. Equity Growth Fund are so high in comparison to other series of the Trust and other mutual funds.

Response: The referenced Funds either have not yet commenced investment operations or are currently operating with small asset bases. In the case of Funds that have not yet commenced investment operations, the Other Expenses figure has been estimated assuming Fund assets of $1 million. This figure has been chosen as it is the amount that Baillie Gifford Overseas Limited (the “Manager”) or an affiliate of the Manager has historically invested in new series of the Trust, where it desires to provide seed capital to facilitate the commencement of investment operations. In the case of the Funds that have commenced investment operations, their relatively small asset bases result in relatively high Other Expense figures, since each Fund’s Other Expenses include a number of fixed costs. Since such costs do not vary with the size of the Fund, they result in a higher gross total expense ratio while the Fund is small. We do not believe it is uncommon for new mutual funds to disclose gross total expense ratios that are as high or higher than those disclosed by the Funds.

2.             Comment: We note that, for certain Funds, the fee table includes a footnote stating that “Other expenses are based on historical amounts for the last fiscal year.” Since Form N-1A generally requires all figures shown in the fee table to be based on historical amounts for the last fiscal year, please explain why you believe this explanatory footnote is appropriate.

Response: The Funds will delete the quoted sentence in response to this comment.

3.             Comment: For certain Funds, the footnote referenced in the above comment goes on to state that “Other Expenses for Institutional Class are expected to be higher in the future, since Institutional Class is expected to bear sub-accounting expenses.” Please note that Instruction 3(d)(ii) to Item 3 of Form N-1A states: “If there have been any changes in ‘Annual Fund Operating Expenses’ that would materially affect the information disclosed in the table: (A) Restate the expense information using the current fees as if they had been in effect during the previous fiscal year; and (B) In a footnote to the table, disclose that the expense information in the table has been restated to reflect current fees.” Please explain why the Funds including this footnote have not restated the amount of Other Expenses to reflect current sub-accounting expenses.

Response: The Funds note that the expense structures for Institutional Class and Class K shares are the same, except that Institutional Class is authorized to bear sub-accounting expenses. In the case of the Funds whose fee tables include the quoted footnote, in the last fiscal year, Institutional Class was funded solely by proprietary seed capital, which did not incur sub-accounting expenses. As a result, Other Expenses for Institutional Class and Class K for these Funds were the same for the last fiscal year. The quoted language is meant to draw the attention of

April 26, 2019

investors and potential investors to the fact that, while the Other Expenses of Institutional Class and Class K appear the same in the table, they can be expected to differ in the future, as Institutional Class is expected to bear sub-accounting expenses in the future.

The Funds do not believe that the quoted instruction applies to the disclosure in question. The Funds anticipate that Institutional Class shares will bear sub-accounting expenses following any future investments by financial intermediaries that require payment for sub-accounting services. However, the quantum of those fees and its affect on the Other Expenses of any of these Funds for the coming fiscal year is unknown as of the date of the Registration Statement. If the Funds were to restate Other Expenses in this context, they would be relying on estimates that would depend on the amount of future investments the Funds might receive from financial intermediaries requiring sub-accounting payments and the level of payments those intermediaries might require, which estimates would be based largely on conjecture.

In response to this comment, and the changes undertaken in response to Comment 2 above, the relevant Funds will clarify the footnote in question as follows (new language denoted by underline and deletions by ~~strikethrough~~):

~~Other Expenses are based on historical amounts for the last fiscal year.~~ While Other Expenses for the last fiscal year were the same for Institutional Class and Class K, Other Expenses for Institutional Class are expected to be higher than those of Class K in the future, since Institutional Class is expected to bear sub-accounting expenses.

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Please feel free to contact me at 617-235-4732 to discuss any questions or comments you may have regarding the foregoing responses.  Thank you for your assistance.

Very truly yours,

/s/ Christopher Labosky
Christopher Labosky

cc:           Gareth Griffiths, Baillie Gifford Overseas, Limited

George B. Raine, Ropes & Gray LLP

Maureen A. Miller, Vedder Price P.C.